                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 1

                   Under the Securities Exchange Act of 1934

                                 TELIGENT, INC.
                                 --------------
                                (Name of Issuer)

           Class B Common Stock - Series 2, Par Value $0.01 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                  87959Y-10-3
                              -----------------------------
                                 (CUSIP Number)

                               Dr. Rajendra Singh
                            Telcom Ventures, L.L.C.
                       211 North Union Street, Suite 300
                              Alexandria, VA 22314
                                 (703) 706-3800

                                with a copy to:

                              Hal B. Perkins, Esq.
                                General Counsel,
                            Telcom Ventures, L.L.C.
                       211 North Union Street, Suite 300
                              Alexandria, VA 22314
                                 (703) 706-3800

                                    and to:

                           William J. Phillips, Esq.
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, NY 10019-6092
                                 (212) 259-8000
                                   __________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                   __________

                                January 13, 2000
                         (Date of Event which Requires
                           Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box _____________.

                                  SCHEDULE 13D


CUSIP NO. 87959Y-10-3
          -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           TELCOM-DTS INVESTORS, L.L.C.
           Tax ID #54-1782321

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
               OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5          Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               - 0 -
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               16,628,710
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              - 0 -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            16,628,710
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

            16,628,710 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [X]

      See Item 5.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       30.73% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
              OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 87959Y-10-3
          -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           TELCOM VENTURES, L.L.C.
           Tax ID #54-1695113

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
               OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5          Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               - 0 -
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               16,628,710
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              - 0 -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            16,628,710
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

            16,628,710 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [X]

      See Item 5.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       30.73% (see Item 5)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
              OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 87959Y-10-3
          -----------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           CHERRYWOOD HOLDINGS, INC.
           Tax ID #54-1314785

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
               OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5          Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Kansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               - 0 -
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               16,628,710
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              - 0 -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            16,628,710
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

            16,628,710 (see Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [X]

      See Item 5.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       30.73% (see Item 5)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
              CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          Item I of the Schedule 13D (as defined below) is hereby amended by inserting the following paragraphs at the beginning thereof:

          This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission ("SEC") on December 9, 1997 (as amended, the "Schedule 13D"). Capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

          The Reporting Persons have entered into a Joint Filing Agreement, dated January 19, 2000, attached hereto as Schedule I.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

             Reference is made to the discussion in Item 3 hereof, which is incorporated herein by reference, for a description of the Reorganization Merger. The Reorganization Merger was effected in connection with and immediately prior to the consummation on November 26, 1997 of the Company's initial public offering of its Class A Common Stock (the "IPO").

             In connection with the acquisition by the Liberty Media Group of Associated Group, Inc. ("AGI") (which indirectly owns all of the capital stock of MSI), which was consummated on January 14, 2000, Alex J. Mandl, Liberty Media Corporation ("Liberty Media"), Telcom-DTS and MSI entered into a stockholders' agreement (the "January 2000 Stockholders Agreement") dated January 13, 2000, which is described in more detail in Item 6 and a copy of which is attached hereto as Exhibit 6. The purpose of the January 2000 Stockholders Agreement is to establish certain arrangements regarding the governance of the Issuer following the consummation of the Liberty Media Group's acquisition of AGI. As a result of certain provisions relating to the voting of securities of the Issuer contained in the January 2000 Stockholders Agreement, the Filing Persons may be deemed to be members of a "group" that includes MSI and Alex J. Mandl. The Reporting Persons disclaim the existence of such a group and disclaim beneficial ownership of any shares owned by MSI or Alex J. Mandl.

             Between January 7 and January 14, 2000 Telcom-DTS converted a total of 577,500 shares of Series B-2 Common Stock into Class A Common Stock and sold the shares of Class A Common Stock in the open market pursuant to SEC Rule 144. The purpose of the sales was to raise cash for Telcom-DTS.

             Subject to their obligations under the agreements described under
     Item 6 below, the Reporting Persons may in the future dispose of shares of Common Stock in the market, in privately negotiated transactions, in underwritten offerings or otherwise. In addition, while they have, as of the date hereof, no plan to do so, the Reporting Persons reserve the right to acquire additional shares of Common Stock, through market purchases, in privately negotiated transactions or otherwise, including pursuant to the exercise of their rights under the agreements described under Item 6 below.


Item 5.      Interest in Securities of the Issuer.
             ------------------------------------

          Item 5 (a) is hereby amended by inserting a new second paragraph, as follows:

               "Between January 7 and Jaunary 14, 2000, Telcom-DTS converted a total of 577,500 shares of Series B-2 Common Stock into Class A Common Stock and sold the shares of Class A Common Stock in the open market pursuant to Rule 144. As a result of these transactions, as of the date hereof, the Reporting Persons beneficially own 16,628,710 shares of Series B-2 Common Stock, which are convertible into 16,628,710 shares of Class A Common Stock. Based upon information set forth in the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999, as of November 8, 1999, the Company had, in aggregate, 54,111,531 shares of Class A Common Stock and Series B Common Stock outstanding. Assuming conversion of all Class B Common Stock outstanding as of the date hereof (including the shares of Series B-2 Common Stock beneficially owned by the Reporting Persons), the Reporting Persons would beneficially own 30.73% of the total number of shares of Class A Common Stock outstanding upon such conversion.


Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

             Item 6 of the Schedule 13D is hereby amended by inserting a description of the January 2000 Stockholders Agreement immediately after the description of the Underwriter Lock-Up Agreement:


JANUARY 2000 STOCKHOLDERS AGREEMENT

             The January 2000 Stockholders Agreement provides that the parties will vote their shares so that the Issuer's board of directors shall consist of eight directors of which three directors will be nominees of Liberty Media and two directors will be nominees of Telcom-DTS. The other three directors will be (1) Alex J. Mandl for so long as Alex J. Mandl is Chief Executive Officer of the Issuer, (2) one director nominated by NTT for so long as the holders of Series B-3 common stock are entitled to designate a director and (3) one director nominated by Hicks Muse, its affiliates and their officers, directors, partners and employees and their families (collectively, "Hicks Muse") for so long as such group holds a specified amount of Series A Preferred Stock or Class A Common Stock issuable upon the conversion thereof. In the event that Alex
     J. Mandl is no longer a director, NTT is no longer entitled to designate a director or Hicks Muse is no longer entitled to designate a director, the replacement for such director will be an additional designee who is not affiliated with Liberty Media, Telcom-DTS or Alex J. Mandl and who is mutually acceptable to each of the directors designated by Liberty Media and Telcom -DTS and one other director (an "Additional Designee"). Liberty Media and Telcom-DTS further agreed that in the event Alex J. Mandl ceases to be the Chief Executive Officer of the Issuer, they will take action to replace him with an individual who meets the requirements of an Additional Designee. The January 2000 Stockholders Agreement will terminate on September 30, 2001 unless Liberty Media and Telcom-DTS agree to terminate it on September 30, 2000. Telcom-DTS has nominated Neera Singh, Dr. Rajendra Singh's wife, to be its second designee on the Issuer's Board.

               A copy of the January 2000 Stockholders Agreement is attached hereto as Exhibit 6 and the foregoing description of the January 2000 Stockholders Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated by reference.


Item 7.        Material to be Filed as Exhibits.
               --------------------------------

               The documents which have been filed as Exhibits 1 through 5 to the Schedule 13 D filed with the SEC on December 9, 1997, are hereby incorporated by reference.

Exhibit 6 Stockholders Agreement, dated as of January 13, 2000, by and among Alex J. Mandl, Liberty Media Corporation, Telcom-DTS Investors, L.L.C. and, as of the Effective Time of the Liberty Media Group's acquisition of The Associated Group, Inc., Microwave Services, Inc.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  January 19, 2000

                              CHERRYWOOD HOLDINGS, INC.


                              By: /s/ Rajendra Singh
                                  -------------------------------------------
                                  Name:  Rajendra Singh
                                  Title: President

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  January 19, 2000

                              TELCOM VENTURES, L.L.C.


                              By: /s/ Rahul Prakash
                                  --------------------------------------------
                                  Name:  Rahul Prakash
                                  Title: President

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  January 19, 2000

                              TELCOM-DTS INVESTORS, L.L.C.


                              By: /s/ Hal B. Perkins
                                  ---------------------------------------------
                                  Name:  Hal B. Perkins
                                  Title: General Counsel

                                                                      Schedule I
                                                                      ----------


                             JOINT FILING AGREEMENT


          The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Class B Common Stock, Series 2 of Teligent, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) on behalf of each such person.

Date:  January 19, 2000



                              CHERRYWOOD HOLDINGS, INC.


                              By: /s/ Rajendra Singh
                                  --------------------------------------------
                                  Name:  Rajendra Singh
                                  Title: President

                              TELCOM VENTURES, L.L.C.


                              By: /s/ Rahul Prakash
                                  --------------------------------------------
                                  Name:  Rahul Prakash
                                  Title: President

                              TELCOM-DTS INVESTORS, L.L.C.


                              By: /s/ Hal B. Perkins
                                  --------------------------------------------
                                  Name:  Hal B. Perkins
                                  Title: General Counsel